Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274914

PROSPECTUS SUPPLEMENT NO. 1 (To Prospectus Dated October 20, 2023)

ACLARION, INC.

Up to 12,000,000 Shares of Common Stock

This prospectus supplement No. 1 updates, amends and supplements the prospectus dated October 20, 2023 (the “Prospectus”), relating to the offering and resale by White Lion Capital LLC (“White Lion” or the “Selling Securityholder”) of up to 12,000,000 shares of our common stock, par value $0.00001 per share, which includes 187,500 shares of our common stock issued to the Selling Securityholder as commitment shares (the “Commitment Shares”).

The shares of common stock being offered by the Selling Securityholder have been or may be issued and sold to the Selling Securityholder pursuant to the purchase agreement (the “Purchase Agreement”) effective as of October 9, 2023, that we entered into with White Lion. See “The White Lion Transaction” in the Prospectus for a description of the Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

This prospectus supplement incorporates into our prospectus the information contained in our press release, which is attached, dated October 23, 2023 regarding the Company’s letter of intent for a strategic partnership with ATEC Spine, Inc., the wholly owned operating subsidiary of Alphatec Holdings, Inc.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 18 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 23, 2023.

Aclarion Announces Signing Strategic Partnership Letter of Intent with ATEC to Advance Commercialization of Nociscan

Partnership aims to include Aclarion’s Nociscan surgical decisioning technology within ATEC’s AlphaInformatiX platform to better inform spine surgery

ATEC is a medical device company dedicated to revolutionizing the approach to spine surgery through clinical distinction

Aclarion’s Nociscan is the first augmented intelligence platform to measure disc health biomarkers in the lumbar spine to help physicians identify the location of chronic low back pain

October 23, 2023, Broomfield, CO – Aclarion, Inc., (“Aclarion” or the “Company”) (Nasdaq: ACON, ACONW), a healthcare technology company that is leveraging biomarkers and proprietary augmented intelligence algorithms to help physicians identify the location of chronic low back pain, announced today that the Company has executed a non-binding Letter of Intent (“LOI”) to form a strategic partnership with ATEC Spine, Inc., the wholly owned operating subsidiary of Alphatec Holdings, Inc. (Nasdaq: ATEC).

Uniting the unique structural data powered by ATEC’s AlphaInformatix, with the innovative biomarker data that enables Aclarion’s Nociscan solution to identify each disc as painful or not, will provide surgeons with unprecedented data across one platform. The platform is designed to improve clinical outcomes while reducing overall procedural costs for patients with chronic back pain.

Pat Miles, CEO of ATEC, commented “Evolving spinal technologies through innovation requires discipline, time, know-how, and resources. This partnership with Aclarion reflects our belief in the importance of biochemical markers within the treatment paradigm. Nociscan is exactly the type of innovation that can advance our shared goal of integrating and advancing technologies that improve the predictability and reproducibility of spine care.”

Aclarion’s proprietary decision-support tool, Nociscan, is the first evidence-supported SaaS platform to noninvasively help physicians distinguish between painful and nonpainful discs in the lumbar spine. Nociscan objectively quantifies chemical biomarkers demonstrated to be associated with disc pain. Biomarker data is entered into proprietary algorithms to highlight if a disc may be a source of pain. When used with other diagnostic tools, Nociscan provides critical insights into the location of a patient’s low back pain, giving physicians clarity to optimize treatment strategies.

Aclarion’s published trials confirm the comparative advantage of Nociscan in achieving differentiated surgical outcomes. In April 2023, Aclarion announced a published, peer-reviewed, 85% success rate at 2 years for discogenic low back pain surgeries for patients whose treatment strategy was consistent with Nociscan-identified discs. This result was a 22-percentage point improvement over patients whose treatment strategy was inconsistent with Nociscan-identified discs (85% vs. 63%; p=0.07).1

“We share a common vision with ATEC regarding the value of advanced decision support information to improve patient care. This strategic partnership is a significant milestone for Aclarion. Pat and the ATEC team are revolutionizing spine surgery, and we appreciate their endorsement,” said Brent Ness, CEO of Aclarion.

The LOI contemplates a multi-step strategic partnership. Under the LOI, ATEC and Aclarion will work together to identify Key Opinion Leader (KOL) surgeons to evaluate Nociscan technology. Feedback from these surgeons will inform clinical evaluations designed to assess the utility of Nociscan in conjunction with EOS imaging, the foundation of ATEC’s AlphaInformatiX platform. Assuming positive synergies, ATEC and Aclarion will co-market Nociscan in targeted markets. In exchange for select access to ATEC’s surgeon network for the evaluation and advancement of Nociscan, Aclarion will provide ATEC with certain exclusive distribution rights to include Nociscan as part of an integrated procedural solution.

Chronic low back pain (cLBP) is a global healthcare problem with approximately 266 million people worldwide suffering from degenerative spine disease and low back pain. Conventional imaging and diagnostics provide valuable structural information but are limited in identifying the source of the pathogenic pain.

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1 https://pubmed.ncbi.nlm.nih.gov/37014434/

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About Aclarion, Inc.

Aclarion is a healthcare technology company that leverages Magnetic Resonance Spectroscopy (“MRS”), proprietary signal processing techniques, biomarkers, and augmented intelligence algorithms to optimize clinical treatments. The Company is first addressing the chronic low back pain market with Nociscan, the first, evidence-supported, SaaS platform to noninvasively help physicians distinguish between painful and nonpainful discs in the lumbar spine. Through a cloud connection, Nociscan receives magnetic resonance spectroscopy (MRS) data from an MRI machine for each lumbar disc being evaluated. In the cloud, proprietary signal processing techniques extract and quantify chemical biomarkers demonstrated to be associated with disc pain. Biomarker data is entered into proprietary algorithms to indicate if a disc may be a source of pain. When used with other diagnostic tools, Nociscan provides critical insights into the location of a patient’s low back pain, giving physicians clarity to optimize treatment strategies. For more information, please visit www.aclarion.com.

About ATEC

Alphatec Holdings, Inc., through its wholly owned subsidiaries, Alphatec Spine, Inc., EOS imaging S.A. and SafeOp Surgical, Inc., is a medical device company dedicated to revolutionizing the approach to spine surgery through clinical distinction. ATEC’s Organic Innovation MachineTM is focused on developing new approaches that integrate seamlessly with the Company’s expanding AlphaInformatiX Platform to better inform surgery and more safely and reproducibly achieve the goals of spine surgery. ATEC’s vision is to be the Standard Bearer in Spine. For more information, visit us at www.atecspine.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the Company's current expectations about future results, performance, prospects and opportunities. Statements that are not historical facts, such as "anticipates," "believes" and "expects" or similar expressions, are forward-looking statements. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of uncertainties and risks that could significantly affect the Company's current plans and expectations, as well as future results of operations and financial condition. These and other risks and uncertainties are discussed more fully in our filings with the Securities and Exchange Commission. Readers are encouraged to review the section titled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, as well as other disclosures contained in the Prospectus and subsequent filings made with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclosure

The information stated above was prepared by Aclarion and reflects solely the opinion of Aclarion. Nothing in this statement shall be construed to imply any support or endorsement of Aclarion or any of its products by ATEC.

Investor Contacts:

Kirin M. Smith

PCG Advisory, Inc.

646.823.8656

ksmith@pcgadvisory.com

Media Contacts:

Jodi Lamberti

SPRIG Consulting

612.812.7477

jodi@sprigconsulting.com

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